February 1, 2019

Douglas Godshall
President & Chief Executive Officer
ShockWave Medical, Inc.
5403 Betsy Ross Drive
Santa Clara, California 95054

       Re: ShockWave Medical, Inc.
           Draft Registration Statement on Form S-1
           Submitted December 6, 2018
           CIK No. 0001642545

Dear Mr. Godshall:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted December 6, 2018

Our Product and Ongoing Development, page 4

1. Please clarify what you mean by "exceptionally low rates" of complications and
       "significantly reduces" residual stenosis and vascular combinations. Why ShockWave?, page 5

2. In addition to discussing the benefits and advantages provided by your systems, please highlight any material disadvantages with your systems. Also revise to clarify the specific indication for which your product is approved. For example, your disclosure on page 14 indicates that your product is approved only for the treatment of calcified plaque, rather than non-calcified plaque.
 Douglas Godshall
FirstName LastNameDouglas Godshall
ShockWave Medical, Inc.
Comapany NameShockWave Medical, Inc.
February 1, 2019
February 1, 2019 Page 2
Page 2
FirstName LastName
Implications of Being an Emerging Growth Company, page 7

3. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Market, Industry and Other Data, page 71

4. Please tell us whether you commissioned any of the third-party data included in your registration statement.
Use of Procceds, page 72

5. Please disclose the amount of proceeds that you currently intend to use for each of the purposes mentioned in the penultimate paragraph of this section. Also clarify the current status of the clinical studies and new products and product enhancements. To the extent material additional funds will be needed to accomplish each purpose identified, state the amount and sources of such other funds needed. Refer to Item 504 of Regulation S-K.
Dilution, page 76

6. Please expand to disclose how the amounts and percentages in the table on page 77 would change assuming the exercise of all outstanding options and warrants. Include in these revisions the right to acquire common stock mentioned on page F-25. The Market, page 99

7. Please expand the disclosure in footnote (1) to the table on page 101 to disclose when the article was published in the journal.
Intellectual Property, page 124

8. Please revise to clarify the nature, scope and duration of the "Exclusive License
         Agreement" mentioned on page 159. Please also file that agreement as an exhibit, or advise.
Director Compensation, page 149

9. Please reconcile your disclosure here that you did not provide any compensation to non-
         employee directors with your disclosure on page 151 that you granted options to your non-employee directors.
 Douglas Godshall
ShockWave Medical, Inc.
February 1, 2019
Page 3
Certain Relationships and Related Party Transactions, page 150

10. Please clarify why the Series D convertible preferred stock transaction, and related right to acquire additional common stock, is not discussed in this section. Also revise to update the table on page 154, as appropriate.
       You may contact Tara Harkins at 202-551-3639 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek, Special Counsel, at
202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameDouglas Godshall
                                                            Division of
Corporation Finance
Comapany NameShockWave Medical, Inc.
                                                            Office of
Electronics and Machinery
February 1, 2019 Page 3
cc:       Alan Denenberg
FirstName LastName